Report Describing the Broker Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3

HIMCO Distribution Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

HIMCO Distribution Services Company

I, Diana Benken, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Diana K. Benken_

Title: Controller

February 25, 2016